# FORM 6-K

**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

**Commission File Number: 1-15238**

For the month of April 2002.
Total number of pages: 5.
The exhibit index is located on page 2.



# NIDEC CORPORATION

(Translation of registrant's name into English)

**10 Tsutsumisoto-cho, Nishikyogoku**
**Ukyo-ku, Kyoto 615-0854, Japan**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

TOKYO:21509.1

Information furnished on this form:

## EXHIBITS



TOKYO:21509.1

Nidec

**For Immediate Release**

April 22, 2002

Contact:
Testuji Arita, Managing Director
Telephone: +81-75-316-3385
E-mail: TETSUJI_ARITA@notes.nidec.co.jp

New York Stock Exchange Symbol: NJ
Stock Exchange Code (Tokyo, Osaka): 6594

# Nidec to Establish New Subsidiary in Dongguan, China

Nidec Corporation and its wholly owned Chinese subsidiary, Nidec (Dalian) Ltd. will jointly establish a new Chinese subsidiary named NIDEC (DONGGUAN) LTD. in Dongguan, Guangdong Province to produce small precision motors for multi-media devices such as CD-ROM and DVD players. Nidec will invest 25% of the equity capital and Nidec (Dalian) Ltd. will invest the remaining 75%.

The venture is designed to meet the recent boost in demand for small precision motors, which has required Nidec to expand its production capacity in China.

NIDEC DONGGUAN LTD. is expected to begin production as soon as October 2002 in order to provide additional capacity in response to increasing demand for small precision motors which may grow to surpass the combined capacity of the Nidec group's two production bases in action, Nidec (Dalian) Ltd. and Nidec Copal Philippines Corporation. These two production facilities currently manufacture approximately 7 million units a month. With the new capacity provided by Nidec (Dongguan) Ltd., Nidec expects to increase production to a monthly average of 1.5 million units group-wide.

NIDEC (DONGGUAN) LTD. will be the third manufacturing base of the Nidec group in China, after Daliang in Liaoning Province and Pinghu in Zhejian Province.

The establishment of this new subsidiary is part of Nidec's plan to strengthen its production and development capabilities in the Chinese market, which is expected to be a center of economic growth in the early 21st century, and enhance its sales activities in response to growing customer and market demands.

- continued on the next page -

Proposed Outline of the New Company

1. Name of the Company: NIDEC (DONGGUAN) LTD.
2. Line of Business: Production and sales of small precision motors focusing on multi-media equipment such as CD-ROM and DVD players
3. Authorized Capital: Initial investment: US$5 million
   Total investment is expected to reach US$25 million.
4. Representative Directors:
   Chairman (Part-time)
   Kenji Sawamura, Senior Managing Director of NIDEC CORPORATION
   President (Full-time)
   Hitoshi Tatsuno, Senior Director of NIDEC CORPORATION
5. Shareholder: Nidec Corporation 25%, Nidec (Dalian) Limited 75%
6. Location of the new company: Dongguan, Guangdong Province (in High-Tech Zone)
7. Anticipated Date of Establishment: Mid-May, 2002
8. Anticipated Date of Production: Late October, 2002
9. Land area: 15,000 $m^2$
10. Floor Space: The first stage: 9,000 $m^2$, The second and the third stages: another 9,000 $m^2$ respectively (Final:27,000 $m^2$ in total)
11. Projected Sales Turnover: Fiscal Year 2002, Japanese Yen 1.5 billion
    2003, 7.5 billion
    2004, 15.0 billion
12. Employment plan: 500 employees at the initial stage, which may be increased to approximately 3,000 according to any increase in production.

- ### -

**Forward Looking Statements**

This notice contains forward-looking statements, including statements relating to the current environment and forecasted growth in the HDD motor, system equipment and other motor, machinery and components industries, projected sales, the launch of new products by Nidec, Nidec's plans to reduce its cost structure, the strategy of expanding Nidec's access to new markets, expansion and/or allocation of Nidec's manufacturing facilities, market outlook and the return on growth and profitability. The forward-looking statements are based on management's assumptions and beliefs in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: changes in general economic conditions, fluctuation of currency exchange rates, overall supply and customer demand in the above-mentioned industries; pricing trends and other competitive factors; changes in customer order patterns; success in new product development; business conditions and growth in the above-mentioned industries, personal and enterprise computing industry, semi-conductor industry and auto industry; demand for digital home appliances; technological and market changes; Nidec's acquisition strategy; and manufacturing and sourcing risks. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date hereof.

NIDEC CORPORATION

CORPORATE OFFICE: 10 TSUTSUMISOTO-CHO, NISHIKYOGOKU, UKYO-KU, KYOTO 615-0854, JAPAN
PHONE: KYOTO +81-75-316-3644 FAX: +81-75-316-2563
URL: www.nidec.co.jp/english/index.html

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**NIDEC CORPORATION**

Date: April 25, 2002

By: ______________________

Hiroshi Toriba
Senior Director, Investor Relations and Corporate Planning

TOKYO:21509.1